UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Investor Contact Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	Media Contact Jason Stolarczyk Check Point Software Technologies +1 650.628.2127 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. SHAREHOLDERS
APPROVE ALL 2016 ANNUAL GENERAL MEETING PROPOSALS

SAN CARLOS, CA — June 7, 2016 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP) today announced that shareholders approved all four proposals presented at the 2016 Annual General Meeting.  Approximately 131 million shares, representing approximately 76% percent of the shares outstanding as of the record date, were voted at the meeting. Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders:

http://www.checkpoint.com/about-us/investor-relations/annual-general-meeting/index.html

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

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©2016 Check Point Software Technologies Ltd. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel

Dated: June 7, 2016